December 15, 2014	David J. Saul T +1 650 617 4085 F +1 650 566 4232 david.saul@ropesgray.com

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Carbylan Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 23, 2014
CIK No. 0001348911

Dear Mr. Riedler:

On behalf of Carbylan Therapeutics, Inc. (the “Company”), we are responding to the comment letter received on November 4, 2014 (the “Comment Letter”) from the staff of the U.S. Securities and Exchange Commission (the “Staff”). The Company previously submitted an Amendment No. 1 to Draft Registration Statement on Form S-1 on October 23, 2014 to the SEC on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. In response to the comments set forth in the Comment Letter, the Company is submitting a further confidential draft submission (“DRS Submission No. 3”) with this response letter. For your convenience, we are providing a courtesy package that includes five copies of the DRS Submission No. 3, which have been marked to show changes from the October 23, 2014 submission, as well as a copy of this letter. For your convenience, we have repeated the Staff’s comments in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Summary

Hydros-TA Clinical Program, page 3

1.	We note your responses to prior comments four and five. If as you state the COR1.0 trial did not enroll a sufficient number of patients to assess statistical significance, please explain more clearly how such significance could be demonstrated by some of the results.

Jeffrey P. Riedler	- 2 -	<December 15, 2014>

In response to the Staff’s comment, the Company has modified the disclosure on pages 3 and 79 of DRS Submission No. 3 to make it clear that while the trial was not designed to enroll of a sufficient number of subjects to achieve statistical significance, the number of subjects actually enrolled, combined with the extent of the separation in pain reduction scores at two weeks, did, in fact, result in statistical significance at that measurement date.

Business

Overview, page 76

2.	We note your response to prior comment 15. Please provide the basis for your statement that Hydros will not have to undergo any clinical testing independent of the Hydros-TA studies.

In response to the Staff’s comment, the Company has modified the disclosure on pages 4 and 79 of DRS Submission No. 3 to indicate that Hydros will not have to undergo any clinical testing independent of the Hydros-TA studies, because Hydros-TA is the Company’s product candidate, not Hydros alone.

Financial Statements

Notes to Financial Statements

5. License Agreement with Shanghai Jingfeng Pharmaceutical Co. Ltd., page F-18

3.	We have reviewed your response and revised disclosure to prior comment 20. Consistent with your revised disclosure on pages 65 and 92 please revise your disclosure on page F-19 to state that the payment of $0.4 million was received by you “upon the successful production by Jingfeng of the first batch of Hydros-TA.”.

In response to the Staff’s comment, the Company has made the requested disclosure on page F-20 of DRS Submission No. 3.

16. Subsequent Events (unaudited)

September 2014 Convertible Note Financing, page F-38

4.	Please revise your disclosure to describe your accounting treatment of the Note’s beneficial conversion feature.

In response to the Staff’s comment, the Company has made the requested disclosure on pages F-23 and F-24 of DRS Submission No. 3.

Jeffrey P. Riedler	- 3 -	<December 15, 2014>

We would very much appreciate the Staff’s prompt review of the amendment to the Draft Submission. Should you have any follow-up questions, please call me at (650) 617-4085.

Very truly yours,

ROPES & GRAY, LLP

/s/ David J. Saul
David J. Saul

DJS:ams

cc:	T. Michael White, Carbylan Therapeutics, Inc.